SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549





FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

Commission File Number: 0-16255

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

Exhibit Index is on page 16

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Financial Statements and Supplemental Schedule

Johnson Outdoors Retirement and Savings Plan

Years ended December 31, 2002 and 2001

Johnson Outdoors Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of assets available for benefits of the Johnson Outdoors Retirement and Savings Plan, as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst + Young LLP

May 17, 2003

MIL: 0303-0401115

Johnson Outdoors Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Investments *(Note 3):*		
Investments, at fair value	$32,374,835	$36,796,521
Loans to participants	1,032,186	1,139,463
Total investments	33,407,021	37,935,984
Contributions receivable	108,359	76,867
Assets available for benefits	$33,515,380	$38,012,851

See accompanying notes.

MIL: 0303-0401115

Johnson Outdoors Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions		
Investment income:		
Interest	$ 86,042	$ 94,171
Dividends	843,014	1,204,842
	929,056	1,299,013
Contributions:		
Employee	1,873,708	1,773,933
Company	2,330,107	2,191,941
Rollovers	110,312	105,901
Total contributions	4,314,127	4,071,775
Total additions	5,243,183	5,370,788
Deductions		
Net realized and unrealized depreciation in fair value of investments *(Note 3)*	(5,462,817)	(6,184,645)
Distributions to participants or beneficiaries	(4,267,768)	(5,201,264)
Investment management fees	(10,069)	(13,941)
Total deductions	(9,740,654)	(11,399,850)
Net decrease	(4,497,471)	(6,029,062)
Assets available for benefits:		
Beginning of year	38,012,851	44,041,913
End of year	$33,515,380	$38,012,851

See accompanying notes.

Johnson Outdoors Retirement and Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of the Plan

The following description of the Johnson Outdoors Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the Company), and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Participation

The following business units of the Company participate in the Plan:

- Johnson Outdoors Headquarters
- Johnson Outdoors Mankato Operations
- Johnson Outdoors Binghamton Operations
- Johnson Outdoors Diving Operations
- Old Town Canoe
- Carlisle Paddle
- Ocean Kayak
- Leisure Life Limited
- Escape Sailboat

Effective January 1, 2001, the Plan was amended to allow all regular full-time employees, as defined by the Plan, to participate in the Plan on the first day of employment with one of the above-named business units. An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service.

1. Description of the Plan (continued)

Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature. The retirement contribution feature of the Plan enables eligible participants (other than those at Johnson Outdoors Mankato Operations and Old Town Canoe) to accumulate additional funds for retirement purposes. The retirement contributions made by the respective business units are discretionary. Employees of Johnson Outdoors Mankato Operations and Old Town Canoe participate in other defined benefit plans.

Pursuant to the savings feature, eligible participants may make voluntary pretax and after-tax contributions of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company's matching contribution is equal to 50% of the first 6% of a participant's compensation contributed by the participant to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contribution, an allocation of the respective business unit's retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant's net account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participant contributions, Company matching contributions, retirement contributions, and investment earnings thereon are 100% vested at all times.

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account. Upon death, the account balance will be paid to the participant's beneficiary or estate.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee. Principal and interest are paid through payroll deductions.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust fund is based on quoted redemption values on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment, and reinvestment of Plan assets are paid by the Plan. Expenses incurred for attorney and audit fees and salary expense incurred by the Company related to the administration of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the Plan's assets available for benefits:

Description	December 31 2002	 2001
Janus Worldwide Fund	$2,901,572	$ *
T. Rowe Price Small Cap Stock Fund	2,773,097	*
Washington Mutual Investor's Fund	5,159,694	–
American Balanced Fund	2,786,668	2,665,423
PIMCO II Total Return Fund	2,501,408	2,162,794
Vanguard Growth and Income Fund	–	6,785,588
Putnam Global Growth Fund	–	3,489,325
Putnam Voyager Fund	5,203,446	6,938,266
Putnam New Opportunities Fund	–	3,111,544
Putnam Stable Value Fund	9,929,958	9,297,628

*Fair value is less than 5% of Plan assets available for benefits.

As of December 31, 2002 and 2001, the Plan's investments included 46,079 and 44,142 shares of Company common stock, respectively, representing less than 1% of the Company's outstanding common stock for each year.

3. Investments (continued)

During 2002 and 2001, the Plan's investments appreciated (depreciated) in value as follows:

	2002	2001
Mutual funds	$(5,547,268)	$(6,270,827)
Johnson Outdoors Inc. Class A common stock	84,451	86,182
	$(5,462,817)	$(6,184,645)

All investments are participant directed.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is operating in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Party-In-Interest Transactions

All transactions involving the investments administered by the Trustee and investments in Johnson Outdoor Inc. common stock and other transactions with the Company or Plan participants are considered party-in-interest transactions.

6. Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors. The business units may also terminate retirement contributions to the Plan. In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors. Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

Supplemental Schedule

Johnson Outdoors Retirement and Savings Plan

Employer Identification Number 39-1536083
Plan Number 001

Schedule H, Line 4i –Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	**Number of Shares/Units**	**Current Value**
Mutual Funds:		
Putnam Voyager Fund*	409,398	$ 5,203,446
Washington Mutual Investors Funds	219,468	5,159,694
Janus Worldwide Fund	134,270	2,901,572
American Balanced Fund	193,250	2,786,668
T. Rowe Price Small Cap Fund	128,981	2,773,097
PIMCO II Total Return Fund	243,565	2,501,408
Vanguard Total Stock Market Index Fund	22,414	449,850
Putnam International Growth Fund*	13,062	214,343
Johnson Outdoors Inc. Class A common stock*	46,079	454,799
Common Trust Fund:		
Putnam Stable Value Fund*	9,929,958	9,929,958
Loans to participants, interest rates ranging from 5.25% to 10.5%*		1,032,186
		$33,407,021

*Party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 26th day of June, 2003.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: ______________________
Richard J. Fiegel

By: Teresa L. Jenkins
Teresa L. Jenkins

By: ______________________
Carolyn A. Leech

By: Paul A. Lehmann
Paul A. Lehmann

By: ______________________
Kevin J. Mooney

By: W. Floyd Wilkinson
W. Floyd Wilkinson

As members of the Johnson Outdoors Retirement and Savings Plan Administrative Committee

001.570477.2

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23)	Consent of Ernst & Young LLP	17

EXHIBIT (23)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61285) pertaining to the Johnson Outdoors Retirement and Savings Plan of our report dated May 17, 2003, with respect to the financial statements and schedule of the Johnson Outdoors Retirement and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

ERNST & YOUNG LLP

Milwaukee, Wisconsin
Date: June 23, 2003